UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           STARLIMS Technologies Ltd.
                           --------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 1.0 per share
                  --------------------------------------------
                         (Title of Class of Securities)


                                   M8484K 109
                                   ----------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.  M8484K 109


1    Name of Reporting Person:  Itschak Friedman
     I.R.S. Identification No. of above person (entities only): N/A

2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[X]
3    SEC Use Only

4    Citizenship or Place of Organization:  Israel

     Number of        5       Sole Voting Power:            -0- Ordinary Shares
     Shares
     Beneficially     6       Shared Voting Power:    2,539,782 Ordinary Shares*
     Owned by
     Each             7       Sole Dispositive Power: 1,360,508 Ordinary Shares*
     Reporting
     Person With      8       Shared Dispositive Power:      -0- Ordinary Shares

9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      2,539,782 Ordinary Shares*

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions):                                                     [ ]

11   Percent of Class Represented by Amount in Row (9):  29.12%**

12   Type of Reporting Person (See Instructions):  IN




-----------------
* Mr. Itschak Friedman directly holds 1,360,508 ordinary shares of the Issuer. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Accordingly, Mr. Itschak Friedman may be deemed to have shared voting power of the aggregate 2,539,782 ordinary shares of the Issuer beneficially owned by Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman. Mr. Itschak Friedman disclaims beneficial ownership of the aggregate 1,179,274 ordinary shares of the Issuer beneficially owned by Messrs. Dinu Toiba and Chaim Friedman.

** Based on 8,721,300 ordinary shares, which is the total number of shares issued and outstanding on September 30, 2007, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of November 2007, submitted to the Securities and Exchange Commission on November 13, 2007.

  CUSIP No.  M8484K 109


1    Name of Reporting Person:  Dinu Toiba
     I.R.S. Identification No. of above person (entities only): N/A

2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[X]
3    SEC Use Only

4    Citizenship or Place of Organization:            Israel

     Number of        5       Sole Voting Power:            -0- Ordinary Shares
     Shares
     Beneficially     6       Shared Voting Power:    2,539,782 Ordinary Shares*
     Owned by
     Each             7       Sole Dispositive Power:  750,000  Ordinary Shares*
     Reporting
     Person With      8       Shared Dispositive Power:      -0- Ordinary Shares

9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      2,539,782 Ordinary Shares*

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions):                                                     [ ]

11   Percent of Class Represented by Amount in Row (9):  29.12%**

12   Type of Reporting Person (See Instructions):  IN




-----------------
* Mr. Dinu Toiba directly holds 750,000 ordinary shares of the Issuer. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Accordingly, Dinu Toiba may be deemed to have shared voting power of the aggregate 2,539,782 ordinary shares of the Issuer beneficially owned by Messrs. Itschak
     Friedman,   Dinu  Toiba  and  Chaim  Friedman.  Mr.  Dinu  Toiba  disclaims beneficial ownership of the aggregate 1,789,782 ordinary shares of the Issuer beneficially owned by Messrs. Itschak and Chaim Friedman.

** Based on 8,721,300 ordinary shares, which is the total number of shares issued and outstanding on September 30, 2007, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of November 2007, submitted to the Securities and Exchange Commission on November 13, 2007.

CUSIP No.  M8484K 109


1    Name of Reporting Person:  Chaim Friedman
       I.R.S. Identification No. of above person (entities only): N/A

2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[X]
3    SEC Use Only

4    Citizenship or Place of Organization:            Israel

     Number of        5       Sole Voting Power:             -0- Ordinary Shares
     Shares
     Beneficially     6       Shared Voting Power:    2,539,782 Ordinary Shares*
     Owned by
     Each             7       Sole Dispositive Power:   364,571 Ordinary Shares*
     Reporting
     Person With      8       Shared Dispositive Power:  64,703 Ordinary Shares*


9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      2,539,782 Ordinary Shares*

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions):                                                     [ ]

11   Percent of Class Represented by Amount in Row (9):  29.12%**

12   Type of Reporting Person (See Instructions):  IN





-----------------
* Mr. Chaim Friedman is the record holder of 364,571 ordinary shares of the Issuer. In addition, 64,703 ordinary shares of the Issuer are held of record by Sivanir Ltd., an Israeli company, 50% of which is owned by Mr. Chaim Friedman. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares in the Issuer. Accordingly, Mr. Itschak Friedman may be deemed to have shared voting power of the aggregate 2,539,782 ordinary shares of the Issuer beneficially owned by Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman. Mr. Chaim Friedman disclaims beneficial ownership of the aggregate 2,110,508 ordinary shares of the Issuer held of record by Messrs. Itschak Friedman and Dinu Toiba.

** Based on 8,721,300 ordinary shares, which is the total number of shares issued and outstanding on September 30, 2007, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of November 2007, submitted to the Securities and Exchange Commission on November 13, 2007.

Item 1.

(a)      Name of Issuer: STARLIMS Technologies Ltd.

(b)      Address of Issuer's Principal Executive Offices:
         32B Habarzel Street, Tel Aviv 69710, Israel

Item 2.

(a)      Name of Person Filing:
         (i)      Itschak Friedman
         (ii)     Dinu Toiba
         (iii)    Chaim Friedman

         I.R.S. Identification No. of above person (entities only): N/A

(b) Address of Principal Business Office or, if none, Residence: The address of each reporting person is: c/o STARLIMS Technologies Ltd., 32B HaBarzel St., Tel Aviv 69710, Israel

(c) Citizenship: Each of the persons identified in 2(a) above is of Israel.

(d)      Title of Class of Securities:  Ordinary Shares, par value NIS 1.0 per share ("Ordinary Shares")

(e)      CUSIP Number: M8484K 109

Item 3.  Not applicable

Item 4.  Ownership

(a)-(c) The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

-----------------------------------------------------------------------------------------------------------------------
                                                                        Shared
                                                        Sole power     power to       Sole power to    Shared power
                                  Amount                to vote or    vote or to      dispose or to  to dispose or to
                               beneficially   Percent     direct        direct         direct the       direct the
Reporting Person                  owned:    of class*:  the vote:      the vote:     disposition of:  disposition of:
----------------                  ------    ----------  ---------      ---------     ---------------  ---------------
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Itschak Friedman**               2,539,782    29.12%        0          2,539,782       1,360,508                 0
-----------------------------------------------------------------------------------------------------------------------
Dinu Toiba**                     2,539,782    29.12%        0          2,539,782         750,000                 0
-----------------------------------------------------------------------------------------------------------------------
Chaim Friedman**                 2,539,782    29.12%        0          2,539,782         364,571***         64,703***
-----------------------------------------------------------------------------------------------------------------------

-----------------
* Based on 8,721,300 ordinary shares, which is the total number of shares issued and outstanding on September 30, 2007, as reported by the Issuer in its Report of Foreign Private Issuer on Form 6-K for the month of November 2007, submitted to the Securities and Exchange Commission on November 13, 2007.
** Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares of the Issuer beneficially owned by them. The voting agreement also grants the parties a right of first refusal to purchase each other's ordinary shares of the Issuer. Accordingly, Mr. Itschak Friedman may be deemed to have shared voting power of the aggregate 2,539,782 ordinary shares of the Issuer beneficially owned by Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman.

*** Mr. Chaim Friedman is the record holder of 364,571 ordinary shares of the Issuer. In addition, 64,703 ordinary shares of the Issuer are held of record by Sivanir Ltd., an Israeli company, 50% of which is owned by Mr. Chaim Friedman.



Item 5.  Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not applicable.

Item 8.  Identification and Classification of Members of the Group

               Not applicable.

Item 9.  Notice of Dissolution of Group

               Not applicable.

Item 10. Certification

               Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2008



                                             /s/Itschak Friedman
                                             -------------------
                                             Itschak Friedman



                                             /s/Dinu Toiba
                                             -------------
                                             Dinu Toiba



                                             /s/ Chaim Friedman
                                             ------------------
                                             Chaim Friedman

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the attached Statement on Schedule 13G (and any amendment thereto) relating to the Ordinary Shares, par value NIS
1.0 per share, of STARLIMS Technologies Ltd. is filed on behalf of each of them.


Date:  February 13, 2008



                                             /s/Itschak Friedman
                                             -------------------
                                             Itschak Friedman



                                             /s/Dinu Toiba
                                             -------------
                                             Dinu Toiba



                                             /s/ Chaim Friedman
                                             ------------------
                                             Chaim Friedman